TransCanada
450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

82-5

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 947-4290
To:	*New York Stock Exchange*
	Attention: Richard Simonelli / Erin Newlin
Fax Number:	(212) 656-5071
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Nicole Folwell, Corporate Secretarial
Date:	June 21, 2002 Time: 4:00 MDT
Number of Pages (including Cover)	Two (2)

Re: News Releases

"TransCanada Disappointed with NEB Decision"

Disposition of Originals:	
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If message is unclear or incomplete, please contact the operator:
Operator: Nicole Folwell Phone: (403) 920-7678

dlw 6/28

TransCanada
In business to deliver™

NewsRelease

TransCanada Disappointed with NEB Decision

CALGARY, Alberta – June 21, 2002 – (TSX: TRP) (NYSE: TRP) – TransCanada PipeLines Limited today received the National Energy Board's (NEB's) decision on TransCanada's *Fair Return* application to determine the cost of capital to be included in the calculation of 2001 and 2002 tolls on TransCanada's Canadian Mainline natural gas transmission system.

TransCanada is disappointed with the NEB's decision to decline to adopt the after-tax weighted-average cost of capital (ATWACC) methodology and to only grant a rate of return on common equity for the Canadian Mainline of 9.61 per cent for 2001 and 9.53 per cent for 2002. The NEB increased the Mainline's deemed common equity ratio from 30 to 33 per cent.

The decision is expected to be neutral to TransCanada's financial results.

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is developing a total of approximately 2,250 megawatts of power -- an amount of power that can meet the needs of more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:	Hejdi Feick/Kurt Kadatz	403-920-7859
Investor/Analyst Inquiries:	David Moneta	403-920-7917

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RECEPTION OK

TX/RX NO	8090
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	06/21 16:54
USAGE T	00'52
PGS.	2
RESULT	OK